Exhibit 99.4

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Provident Energy Trust (the “Trust”) on Form 40-F for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I Mark N. Walker, Senior Vice President Finance and Chief Financial Officer of Provident Energy Ltd., (the “Company”), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly represents, in all material respects, the financial condition and results of the operations of the Company.

Date: March 28, 2007
____/s/signed_____________________
Mark N. Walker
Senior Vice President Finance and Chief Financial Officer